UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

CANADA LIFE FINANCIAL CORPORATION

(Name of Subject Company)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Manulife Financial Corporation
200 Bloor Street East, North Tower 11
Toronto, Ontario M4W 1E5 Canada
(416) 926-3000
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

135113108
(CUSIP Number of Class of Securities (if applicable))

Andrew D. Brands, Esq.
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

     (a)

Attachment	Description

A	Offer to Purchase and Circular, dated December 27, 2002 (the “Offer and Circular”), relating to the offer (the “Offer”) by Manulife Financial Corporation (“Manulife”) to purchase all of the outstanding common shares of Canada Life Financial Corporation (“Canada Life”).*
B	Letter of Transmittal and Election Form, dated December 27, 2002, relating to the Offer.*
C	Notice of Guaranteed Delivery, dated December 27, 2002, relating to the Offer.*
D	Letter from Manulife to Canada Life shareholders, dated December 27, 2002, relating to the Offer.*
E	Questions & Answers About the Manulife Offer.*
F	Press Release, dated January 13, 2003.

*Previously filed on Form CB on December 30, 2002.

     (b)  Not applicable.

Item 2. Informational Legends

     A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description

1	Annual Information Form of Manulife dated May 1, 2002.*

2	Manulife’s audited comparative consolidated financial statements for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 26 to 53 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.*

3	Management’s Discussion and Analysis for the audited comparative consolidated financial statements referred to in Exhibit 2 as set out on pages 6 to 25 of Manulife’s 2001 Annual Report for the year ended December 31, 2001.*

4	Manulife’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 21 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.*

5	Management’s Discussion and Analysis for the unaudited comparative consolidated financial statements referred to in Exhibit 4 as set out on pages 6 to 8 of Manulife’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002.*

6	Manulife’s Management Proxy Circular dated February 28, 2002, regarding Manulife’s annual meeting of shareholders held on April 30, 2002, excluding the sections entitled “Statement of Corporate Governance Practices”, “Mandate and Report of the Management Resources and Compensation Committee” and “Performance Graph”.*

7	Material Change Report of Manulife dated December 12, 2002 with respect to the Offer.*

8	Audited comparative financial statements of Canada Life for the year ended December 31, 2001, together with the auditors’ report thereon as set out on pages 58 to 91 of Canada Life’s 2001 Annual Report for the year ended December 31, 2001.*

9	Canada Life’s unaudited comparative interim consolidated financial statements for the nine months and three months ended September 30, 2002, as set out on pages 9 to 19 of Canada Life’s Third Quarter Report to Shareholders for the quarter ended September 30, 2002 (Incorporated by reference to Canada Life’s Form 6-K as filed on November 6, 2002).

*Previously filed on Form CB on December 30, 2002.

PART III — CONSENT TO SERVICE OF PROCESS

     A written irrevocable consent and power of attorney on Form F-X was filed by Manulife concurrently with the filing of the Form CB on December 30, 2002.

PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Dale W. J. Scott

Name:	Dale W. J. Scott
Title:	Senior Vice President and General Counsel
Date:	January 14, 2003

Attachment F

FOR IMMEDIATE RELEASE January 13, 2003	TSX/NYSE/PSE: MFC; SEHK: 0945

Manulife Offer Remains Best Choice for Canada Life Shareholders

TORONTO — The response of the Board of Directors of Canada Life Financial Corporation announced today confirms that Manulife Financial Corporation’s $40 per share offer is the best choice for Canada Life shareholders.

“We understand that the Canada Life Board wants to fulfill its fiduciary responsibility, but the reality for Canada Life shareholders is that the Manulife offer is the only offer on the table,” said Dominic D’Alessandro, President and CEO of Manulife.

“Manulife’s offer represents full and fair value for the shareholders of Canada Life,” Mr. D’Alessandro said. “We are providing shareholders with a 30 per cent premium on the price of their shares and a generous valuation. We believe Canada Life shareholders will see the advantages of our offer and will make their own decision to tender their shares.”

The offer from Manulife is based on fundamental value and longer-term trends in the share price of the two companies, not short-term price movements in the market or speculation fuelled by the offer itself. It is also based on realistic valuations in current market conditions. The offer’s price-to-book value of 1.77 times is higher than the average of recent similar transactions, which generally were completed in stronger market conditions.

The Manulife offer also provides Canada Life shareholders with a choice, subject to pro-ration, between cash and receiving shares of Manulife, already a high performing, financially strong company. By combining the complementary operations of Canada Life and Manulife, Manulife would become a more competitive global financial services company.

Manulife has the best strategic fit with Canada Life and its extensive experience in integrating acquisitions positions it to develop value for shareholders of the combined company.

Manulife noted the Canada Life announcement that it was prepared to share confidential information about the company through a data room. Manulife expects to be given equal access to that information since it would be in the best interests of Canada Life shareholders.

Mr. D’Alessandro reiterated that, if Canada Life could provide further information that demonstrated additional value in the company, Manulife would consider re-evaluating its offer. Canada Life has so far been unwilling or unable to provide that information.

. . ./more

Manulife announced its offer for Canada Life on December 9, 2002 and set an unusually long expiry date of February 28, 2003 in an effort to ensure that Canada Life shareholders would have adequate time to consider the offer and to be a “permitted bid” under Canada Life’s shareholder rights plan. The offer is subject to normal conditions under the circumstances.

All significant applications and filings for regulatory approvals have been submitted and are proceeding as expected.

In response to inquiries from Canada Life shareholders in the United States, the United Kingdom and Ireland, Manulife has also confirmed that cash payments made to shareholders who tender their Canada Life shares to the offer will be in their local currency.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were $139.2 billion as at September 30, 2002.

Manulife Financial trades as MFC on the TSX, NYSE and PSE and under “0945” on the SEHK. Manulife Financial can be found on the Internet as www.manulife.com.

All figures in Canadian dollars unless otherwise specified.

Notes:
Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative word thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:	Investor relations inquiries:
Donna Morrison (416) 926-5226 donna_morrison@manulife.com	Edwina Stoate 1-800-795-9767 or (416) 926-3490 edwina_stoate@manulife.com

Shareholder and Policyholder inquiries:
Within North America: 1-866-684-8583 for English service 1-866-757-3993 for French service Rest of World: Call collect to 212-929-5500	United Kingdom/Continental Europe 020-7864-9132 Ireland: 01-277-1029